EXHIBIT 99.1

Colliers to invest in leading alternative investment manager

Versus adds perpetual funds and strong private wealth distribution capabilities

TORONTO AND DENVER, June 30, 2022 (GLOBE NEWSWIRE) -- Leading diversified professional services and investment management company, Colliers (NASDAQ and TSX: CIGI), announced today it has entered into a definitive agreement to acquire a significant equity interest in Versus Capital (“Versus”), a leading U.S. alternative real asset management firm with approximately $6.0 billion of assets under management. The transaction is subject to customary closing conditions and approvals and is expected to close in the fourth quarter of 2022. Financial terms of the transaction were not disclosed.

Founded in 2010 and based in Denver, Versus offers alternative real asset investment solutions through actively managed, perpetual-life funds that have consistently produced attractive investment returns over time. Versus’ experienced team of highly trained distribution professionals offer investment products through a group of leading registered investment advisors (“RIAs”), including some of the largest in the U.S. As part of its new strategic partnership with Colliers, Versus expects to continue expanding its investment offerings and capitalizing on the Colliers investment management (“IM”) platform’s array of product solutions.

Colliers will acquire a 75% ownership interest in Versus, with the balance being retained by Versus’ co-founders and senior leadership team who will continue to lead the business under Colliers’ perpetual partnership model that provides long-term alignment and stability for investors. All non-active shareholders will sell 100% of their interests in the firm. On completion, Colliers expects the annual run rate of management fee revenue to be between $75 and $80 million, Adjusted EBITDA of $40 to $45 million, and operating results to be significantly accretive.

“Our partnership with Versus is an important first step in accelerating Colliers’ global private wealth distribution capability, which is becoming increasingly important alongside our world-class institutional limited partner relationships. We are excited to help the Versus team offer new products to individual investors and their private wealth advisors across the U.S.,” said Zach Michaud, Co-Chief Investment Officer of Colliers. “Versus’ leadership team are exactly the types of people we look to partner with – entrepreneurial, focused on growth, and leaders in their space.”

“Our new partnership with Colliers was the logical next step for us,” said Mark Quam, Co-Founder and Chief Executive Officer of Versus. “Colliers has a highly recognized global brand and platform, and they will be a perfect partner to us going forward. They are entrepreneurial and a permanent source of capital who shares our desire to accelerate our growth going forward. We were also attracted to Colliers’ decentralized operating model, significant insider ownership and proven track record of success. On behalf of my co-founders and the rest of the partners and professionals at Versus we are extremely excited about our future and look forward to working with Colliers in the years to come.”

“Let me also take this opportunity to welcome our new partners at Versus. The entire team has done a terrific job establishing a compelling business model that offers multiple avenues to grow and deepen expertise in private wealth channels, which presents many advantages across the rest of our growing platform,” said Jay S. Hennick, Chairman and Chief Executive Officer of Colliers. “The addition of Versus demonstrates our continued focus on building scale and opportunity in our IM business. On closing of Versus and Rockwood, our investment management operations will oversee in excess of $83 billion in assets under management, of which almost $70 billion will be either perpetual or long-dated strategies, further strengthening our recurring revenues for the future.”

In connection with this transaction, Berkshire Global Advisors acted as financial advisor to Versus.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 62 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.3 billion and $65 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

About Versus

Versus Capital Advisors LLC is a Denver-based boutique investment management firm specializing in private and public real assets investing. With approximately $6.0 billion in assets under management across two funds, the firm provides access to institutional private real assets with simplified ownership via the interval fund structure. Versus Capital’s primary areas of investment include private real estate, infrastructure, farmland and timberland. For more information, please visit www.versuscapital.com.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500